Exhibit 6.1(b)A

AMENDMENT NO. 1 TO

THE PROMETHEUM, INC.
2019 TOKEN OPTION PLAN

This Amendment No. 1 (this “Amendment”) to the Prometheum, Inc. (“Prometheum”) 2019 Token Option Plan is effective as of the date of approval by the Company’s stockholders (the “Effective Date”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Plan.

As of the Effective Date, the Plan shall be amended as follows:

1.	Section 1.2(o) of the Plan is hereby deleted in its entirety and replaced with the following:

“(o) “Maximum Number” the maximum number of Tokens that may be issued or delivered under the Plan, which is 50,000,000 (subject to adjustment as set forth in Section 9.7 hereof).”

2.	Except as expressly amended hereby, the Plan shall continue in full force and effect in accordance with the provisions thereof.